Mail Stop 4561

June 25, 2007

Richard G. Smith
Senior Vice President, Chief Financial Officer and Treasurer
Deerfield Triarc Capital Corp.
One O'Hare Center
9th Floor
6250 North River Road
Rosemont, Illinois 60018

> **Re:** **Deerfield Triarc Capital Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 14, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 10, 2007**
> **File No. 1-32551**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief